NO ACT

PE
10-7-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08067241

Received SEC

NOV 19 2008

Washington

November 19, 2008

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St.
Room 3000.17
Dallas, TX 75202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-19-08

Re: AT&T Inc.
Incoming letter dated October 7, 2008

Dear Mr. Wilson:

This is in response to your letter dated October 7, 2008 concerning the shareholder proposal submitted to AT&T by Terrence Knox. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 16 2008
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Terrence Knox

*** FISMA & OMB Memorandum M-07-16 ***

November 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated October 7, 2008

The proposal requests that AT&T modify its pension plan eligibility provisions.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

at&t

RECEIVED

2008 OCT -8 AM 11: 18

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St.
Room 3000.17
Dallas, TX 75202
214-464-5566

1934 Act/Rule 14a-8

October 7, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2009 Annual Meeting
Stockholder Proposal of Terrence J. Knox

Ladies and Gentlemen:

This statement and material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On April 3, 2008, AT&T received a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") dated March 27, 2008 submitted by Mr. Terrence J. Knox (the "Proponent") for inclusion in AT&T's 2009 proxy materials. A copy of the Proposal and Supporting Statement and related correspondence is attached hereto. For the reasons stated below, AT&T intends to omit the Proposal and the Supporting Statement from its 2009 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. A copy of this letter and the attachments is being mailed concurrently to the Proponent as notice of AT&T's intention to omit the Proposal from its 2009 proxy materials.

The Proponent seeks to modify the service pension eligibility requirements of the AT&T Pension Benefit Plan, a defined benefit pension plan covering most of the Company's management employees. The Proponent is an AT&T employee who not only participates in the plan, but would be a direct beneficiary of the proposed change. The Proposal states the following:

> *Like other large companies, AT&T offers post-retirement benefits, in various forms, to nearly all of our managers. The recommendation is for board of directors to modify pension plan to include management employees who have reached the age of 60 with 15 years of service with AT&T (formerly Ameritech) as written below:*
>
> - *Persons with 30 years of service are eligible for pension benefits,*
> - *Persons with age 50 and 25 years of service are eligible for pension benefits*
> - *Persons with age 55 and 20 years of service are eligible for pension benefits*
> - *Persons with age 60 and 15 years of service are eligible for pension benefits*
> - *Persons with age 65 and 10 years of service are eligible for pension benefits*

AT&T believes that the Proposal may be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business and pursuant to Rule 14a-8(i)(4) because it is designed to further a personal interest. If the Staff is unable to agree that the Proposal may be omitted, then AT&T believes that the Supporting Statement may be omitted pursuant to Rule 14a-8(i)(3) because it is materially false and misleading.

The Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials stockholder proposals relating to the conduct of the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Securities and Exchange Commission (the "Commission") explained that the policy underlying the ordinary business operations exclusion is to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholder meeting.

The Staff has consistently determined that proposals involving pension benefits may be omitted from proxy materials pursuant to Rule 14a-8(i)(7). See, e.g., The Boeing Company (February 19, 2008) (permitting exclusion under Rule 14a-8(i)(7) of proposal requesting employees be given a choice between their previous pension plans or the Pension Value Plan at the time of retirement), Vishay Intertechnology, Inc. (February 19, 2008) (permitting exclusion under Rule 14a-8(i)(7) of proposal requesting award increases to pensioners), Citigroup Inc. (December 31, 2007) (permitting exclusion under Rule 14a-8(i)(7) of proposal requesting a post retirement supplement to pension payments of current eligible retirees), General Electric (January 16, 2007) (permitting exclusion under Rule 14a-8(i)(7) of proposal requesting an annual cost-of-living adjustment for all GE pension plans) and WGL Holdings, Inc. (November 17, 2006) (permitting exclusion under Rule 14a-8(i)(7) of proposal requesting retired employees be given a moderate raise to their retirement pay).

The Proposal relates to the administration of the Company's pension plans—a matter that is managerial in nature and falls within the Company's ordinary business operations. As part of day to day operations, Company management monitors the cost and quality of pension benefits, including pension eligibility requirements, in addition to how these benefits fit within the competitive landscape. Any change in one benefit may necessitate changes to other benefits within the Company's total compensation package. In light of the complexity and level of detail involved in determining the Company's pension eligibility requirements and balancing the costs and benefits of the Company's total compensation package, it is simply impracticable for stockholders to decide such matters at an annual stockholder meeting. Therefore, the Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

The Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(4) because it is designed to further a personal interest.

Rule 14a-8(i)(4) permits the exclusion of a stockholder proposal if the proposal is designed to result in a benefit to the proponent that is not shared by the other stockholders at large. The Staff, pursuant to Rule 14a-8(i)(4), has consistently permitted the exclusion of proposals relating to pension benefits submitted by employees or retirees attempting to achieve personal ends that are not shared by the other stockholders. See Union Pacific Corporation (January 31, 2000) (permitting exclusion under Rule 14a-8(i)(4) of proposal regarding pension benefits of former employees) and International Business Machine Corporation (January 20, 1998) (permitting exclusion under Rule 14a-8(i)(4) of proposal requesting a pension increase for retired employees).

The Proponent, who is an employee of the Company, seeks to change service pension eligibility requirements by including among those who are eligible for service pension benefits persons who are 60 years of age with 15 years of service, which would accelerate the date the Proponent is eligible for service pension benefits. The Proposal is designed to benefit only the Proponent and a limited group of employees. It would not, however, benefit the other employees or stockholders at large. Accordingly, we believe that the Proposal may be omitted pursuant to Rule 14a-8(i)(4).

The Supporting Statement may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3) because it is materially false and misleading.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement if, among other things, the company demonstrates objectively that it is materially false or misleading. See Sara

Lee Corporation (July 31, 2007) (permitting company to exclude materially false or misleading portions of supporting statement from proxy materials).

By way of background, before January 1, 2001, managers of Ameritech Corporation (which was acquired by the Company on October 8, 1999) had to satisfy different eligibility rules for postretirement medical benefits and service pension benefits. In order to be eligible for postretirement medical benefits, an Ameritech manager had to have age plus years of service at termination totaling 75 or more (the Pure Rule of 75). In order to be eligible for service pension benefits, an Ameritech manager had to satisfy the Modified Rule of 75, under which only specified combinations of age plus years of service at termination satisfy the rule. The Modified Rule of 75 is not a new rule; it was in effect in the Bell System since the late 1970s and has been retained by many former Bell System companies.

The amendment that was effective January 1, 2001 changed only the eligibility rule for postretirement medical benefits for Ameritech managers; there was no change to the pension eligibility rule. The purpose of the amendment was to make the postretirement medical eligibility rule for Ameritech managers consistent with the existing postretirement medical eligibility rule for other Company managers.

The Company believes that the Supporting Statement contains factual statements that are materially false and misleading. Each of these statements is set forth and discussed below.

A. *Reason for this recommendation is to resolve an apparent problem when in 2005, SBC changed the then Ameritech pension rule from a rule of 75 to the current "Modified Rule of 75" when the merger between SBC and Ameritech was finalized,*

This statement is materially false and misleading because, although the eligibility rule for postretirement medical coverage was changed from the Pure Rule of 75 to the Modified Rule of 75 (in 2001), there was no change to the eligibility rule for service pension benefits.

B. *Prior to the 2005 change, in the pension plan Ameritech employees who completed time of service and with their age totalling 75 were eligible to receive pension benefits.*

This statement is materially false and misleading because at no time were Ameritech managers eligible for service pension benefits by satisfying the Pure Rule of 75.

C. *In 2005, SBC changed the pension plan to what is now called "Modified Rule of 75" meaning below:*

- *Persons with 30 years of service are eligible for pension benefits,*
- *Persons with age 50 and 25 years of service are eligible for pension benefits,*
- *Persons with age 55 and 20 years of service are eligible for pension benefits,*
- *Persons with age 65 and 10 years of service are eligible for pension benefits*
- ***In 2005 Ameritech employees with (or reaching) age 60 and having at least 15 years of service were ommited from the revised pension plan and thus NOT eligible for pension benefits***

This statement is materially false and misleading because no such change was made (in 2001 or 2005)—the Modified Rule of 75 has always been the eligibility rule for service pension benefits. While it is true that "age 60 and 15 years of service" is not one of the eligible combinations of age plus years of service at termination included in the Modified Rule of 75, this has generally been the case since the late 1970s.

For the reasons discussed above, the Company believes that the Supporting Statement is materially false and misleading and thus may be omitted from the 2009 proxy materials pursuant to Rule 14a-8(i)(3) and the Staff interpretations thereunder.

* * *

For the reasons set forth above, we ask the Staff to recommend to the Commission that no action be taken if the Proposal and the Supporting Statement are omitted from AT&T's 2009 proxy statement. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Paul M. Wilson/kj

Paul M. Wilson
General Attorney

Enclosures

cc: Terrence J. Knox

RECD. BY
CHMN. & CEO
4/3/08
ATTESC.
Ms. Meuleman

Terrence J. Knox

*** FISMA & OMB Memorandum M-07-16 ***

Log 33155

RECEIVED

APR 04 2008

CORPORATE
SECRETARY'S OFFICE
Wayne Wirtz

March 27, 2008

Senior Vice President and Secretary of AT&T
Whitacre Tower
175 E. Houston
San Antonio, Texas 78205

Re: Stockholder proposal for 2009 AT&T Annual Meeting

Dear Senior Vice President:

I am writing this letter relating to an issue with the changes made in 2006 to the then Ameritech/SBC pension plan for management employees.

Per page 60 of the 2008 Annual Meeting and Proxey Statement, recently received as a current stockholder, it explains that AT&T offers port-retirement benefits in various forms to nearly all of AT&T managers.

The intent of this letter is to ask you to introduce the below proposal, requesting stockholders to vote upon said proposal, at the AT&T 2009 stockholders meeting. This proposal is to add to current AT&T (legacy SBC) pension plan management employees reaching 60 years of age and having at least 15 years of service being eligible for pension benefits.

A. Reason for this proposal is to resolve an apparent problem when in 2005 SBC changed the then Ameritech pension rule from a rule of 75 to then "Modified Rule of 75 with the approval of the merger between SBC and Ameritech finalized,

B. Prior to the 2005 change in the pension plan, former Ameritech employees who completed time of service and with their age that made a total of 75 were eligible to receive pension benefits.

C. In 2005, SBC changed the (including the Ameritech plan) pension plan to what is now called "Modified Rule of 75" meaning the below:
- Persons with 30 years of service are eligible for pension benefits,
- Persons with age 50 and 25 years of service are eligible for pension benefits,
- Persons with age 55 and 20 years of service are eligible for pension benefits,
- Persons with age 65 and 10 years of service are eligible for pension benefits
- **Persons with age 60 and 15 years of service were ommited and thus are NOT eligible for pension benefits**

The proposal is as follows:

Like other large companies, AT&T offers post-retirement benefits, in various forms, to nearly all of our managers. The propoosal is requesting the current AT&T (formerly SBC) pension plan to be modified to include management employees who have reached the age of 60 with 15 years of service with AT&T (formerly Ameritech) as written below:

- **Persons with 30 years of service are eligible for pension benefits,**
- **Persons with age 50 and 25 years of service are eligible for pension benefits,**
- **Persons with age 55 and 20 years of service are eligible for pension benefits,**
- **Persons with age 60 and 15 years of service are eligible for pension benefits**
- **Persons with age 65 and 10 years of service are eligible for pension benefits**

If there are any questions relative to this requested proposal please feel free and call me at the above telephone number.

Thank you for taking time to review this request. I look forward to a favorable reply and attending the 2009 meeting to speak on this proposal.

Sincerely,

Terrence Knox
AT&T Stockholder

Cc: file/terry/AT&T pension proposal

Paul M. Wilson
General Attorney
175 E. Houston, Room 222
San Antonio, Texas 78205
(210) 351-3326

at&t

April 11, 2008

VIA UPS OVERNIGHT DELIVERY

Mr. Terrence J. Knox

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Knox:

On April 3, 2008, we received your letter dated March 27, 2008, submitting a stockholder proposal for AT&T's 2009 Annual Meeting of Stockholders. We are currently reviewing the proposal to determine if it is appropriate for inclusion in the proxy materials for the 2009 Annual Meeting. Please confirm that your proposal is intended to be included in the proxy materials. For your reference, I have attached a copy of what we believe to be your proposal and supporting statement.

You state that the intent of the letter is to ask the Senior Vice President and Secretary to introduce your proposal at the meeting. Our Senior Vice President and Secretary does not present proposals on behalf of stockholders. Under the rules of the Securities and Exchange Commission ("SEC"), you or your qualified representative must attend the meeting to present your proposal.

It appears that your proposal, if approved by stockholders, will be binding on the company. We believe that such a proposal is improper under state law and therefore excludable from the proxy materials under SEC Rule 14a-8(i)(1). Consequently, you may wish to recast your proposal as a recommendation or request that the board of directors take the desired action.

Under SEC rules, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted, (b) have continuously owned these shares for at least one year prior to submitting the proposal, and (c) provide a written statement that the stockholder intends to continue to hold the shares through the date of the annual meeting. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that all of the above-mentioned requirements have been met.

The date and location for the 2009 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Paul M Wilson

Paul M. Wilson

Enclosure

Proposal

Like other large companies, AT&T offers post-retirement benefits, in various forms, to nearly all of our managers. The propoosal is requesting the current AT&T (formerly SBC) pension plan to be modified to include management employees who have reached the age of 60 with 15 years of service with AT&T (formerly Ameritech) as written below:

- Persons with 30 years of service are eligible for pension benefits,
- Persons with age 50 and 25 years of service are eligible for pension benefits,
- Persons with age 55 and 20 years of service are eligible for pension benefits,
- Persons with age 60 and 15 years of service are eligible for pension benefits
- Persons with age 65 and 10 years of service are eligible for pension benefits

Supporting Statement

A. Reason for this proposal is to resolve an apparent problem when in 2005 SBC changed the then Ameritech pension rule from a rule of 75 to then "Modified Rule of 75 with the approval of the merger between SBC and Ameritech finalized,
B. Prior to the 2005 change in the pension plan, former Ameritech employees who completed time of service and with their age that made a total of 75 were eligible to receive pension benefits.
C. In 2005, SBC changed the (including the Ameritech plan) pension plan to what is now called "Modified Rule of 75" meaning the below:
    - Persons with 30 years of service are eligible for pension benefits,
    - Persons with age 50 and 25 years of service are eligible for pension benefits,
    - Persons with age 55 and 20 years of service are eligible for pension benefits,
    - Persons with age 65 and 10 years of service are eligible for pension benefits
    - **Persons with age 60 and 15 years of service were ommited and thus are NOT eligible for pension benefits**

Paul M. Wilson
General Attorney
175 E. Houston, Room 222
San Antonio, Texas 78205
(210) 351-3326

April 16, 2008

VIA UPS OVERNIGHT DELIVERY

Mr. Terrence J. Knox

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Knox:

This letter supplements my letter to you dated April 11, 2008 (the "Original Letter"). I have attached a copy of the Original Letter for your reference. In the Original Letter, we asked you to provide us with certain information. In accordance with SEC Rule 14a-8(f), your response must be postmarked, or electronically transmitted, no later than 14 days from your receipt of this letter.

Sincerely,

Paul M Wilson

Paul M. Wilson

Enclosure

Terrence J. Knox

*** FISMA & OMB Memorandum M-07-16 ***

April 21, 2008

Legal Department
San Antonio, TX

APR 24 2008

RECEIVED

Paul M. Wilson
General Attorney
AT&T
Whitacre Tower
175 E. Houston
San Antonio, Texas 78205

Re: Stockholder revised proposal for 2009 AT&T Annual Meeting

Dear Mr. Wilson:

This letter is two fold.

First, I wish to acknowledge receipt of your letters dated April 1 and April 16, 2008.

Secondly, I will take your recommendation and recast my original proposal to a recommendation that the "board of directors" for AT&T take the below desired actions:

The recommendation is:

Like other large companies, AT&T offers post-retirement benefits, in various forms, to nearly all of our managers. The recommendation is for board of directors to modify pension plan to include management employees who have reached the age of 60 with 15 years of service with AT&T (formerly Ameritech) as written below:

- Persons with 30 years of service are eligible for pension benefits,
- Persons with age 50 and 25 years of service are eligible for pension benefits
- Persons with age 55 and 20 years of service are eligible for pension benefits
- Persons with age 60 and 15 years of service are eligible for pension benefits
- Persons with age 65 and 10 years of service are eligible for pension benefits

Supporting statement:

A. Reason for this recommendation is to resolve an apparent problem when in 2005, SBC changed the then Ameritech pension rule from a rule of 75 to the current "Modified Rule of 75" when the merger between SBC and Ameritech was finalized,

B. Prior to the 2005 change, in the pension plan Ameritech employees who completed time of service and with their age totalling 75 were eligible to receive pension benefits.

C. In 2005, SBC changed the pension plan to what is now called "Modified Rule of 75" meaning below:

- Persons with 30 years of service are eligible for pension benefits,
- Persons with age 50 and 25 years of service are eligible for pension benefits,
- Persons with age 55 and 20 years of service are eligible for pension benefits,
- Persons with age 65 and 10 years of service are eligible for pension benefits
- **In 2005 Ameritech employees with (or reaching) age 60 and having at least 15 years of service were ommited from the revised pension plan and thus NOT eligible for pension benefits**

You were also kind enough to iprovide me the below conditions a stockholder needs to be meet in order to submit a recommendation:

A. Stockholder must be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc common stock at the time the proposal is submitted. **I comply by owning at least $8,847.04 of AT&T common share stocks as of April 21, 2008. If additional proof is required please advise.**
B. Stockholder must have owned these shares for at least one year prior to submitting the proposal. **I also submit that ownerhip of at least $2,000 in market value of shares of AT&T Inc. common stock has been held for more than one year.**
C. Stockholdr mut provide written statement that the stockholder intends to hold the shares through the date of the annual meeting. **I agree to retain at least $2,000 in market value of shares of AT&T Inc. common stock through the date of the annual stiockholder meeting.**
D. Further, under the rules of the Securities and Exchange Commission ("SEC) either myself or a qualified representative must attend the meeting to submit my recommendation. **Please accept this as my notification that either I or a selected representative will be in atendance at the stockholder meeting.**

In closing please accpet this letter as my confimation that I wish to inlude this recommendation tp be included in the 2009 prozy materials.

If there are any questions relative to this requested proposal please feel free and call me at the above telephone number.

Thank you for taking time to review this request and I look forward to attending the 2009 meeting to speak on this recommendation.

Sincerely,

Terrence Knox
AT&T Stockholder

Cc: file/terry/AT&T pension proposal,April21 08 ltr

Terrence J. Knox

*** FISMA & OMB Memorandum M-07-16 ***

May 24, 2008

Paul M. Wilson
General Attorney
AT&T
Whitacre Tower
175 E. Houston
San Antonio, Texas 78205

Re: Stockholder revised proposal for 2009 AT&T Annual Meeting

Dear Mr. Wilson:

I am seeking confirmation you received my previous letter of April 21, 2008.

I am writing to see if there is anything else I am rquired to do to have this recommendation placed upon the 2009 proxey.

If there are any questions relative to this requested proposal please feel free and call me at the above telephone number.

Thank you for taking time to review this request and I look forward to attending the 2009 meeting to speak on this recommendation.

Sincerely,

Terrence Knox
AT&T Stockholder

Cc: file/terry/AT&T pension proposal,may 24 08 ltr

Terrence J. Knox

*** FISMA & OMB Memorandum M-07-16 ***

June 10, 2008

Legal Department
San Antonio, TX

JUN 1 7 2008

RECEIVED

Paul M. Wilson
General Attorney
AT&T
Whitacre Tower
175 E. Houston
San Antonio, Texas 78205

Re: Stockholder revised proposal for 2009 AT&T Annual Meeting

Dear Mr. Wilson:

I am attaching to the lettyer the financial documentation identifying I own approximately $8,520.18 in my AT&T Savings plan. Please see the page 8 of 9 of my report. This account has been active since 11/04/91.

If there are any questions please feel free and call me at the above telephone number.

Thank you for taking time to review this request and I look forward to attending the 2009 meeting to speak to the board and stock holderts on this recommendation.

Sincerely,

Terrence Knox
AT&T Stockholder

Cc: file/terry/AT&T pension proposal,June 10 08 ltr

Terrence J. Knox

*** FISMA & OMB Memorandum M-07-16 ***

September 25, 2008

Legal Department
San Antonio, TX

SEP 30 2008

RECEIVED

Paul M. Wilson
General Attorney
AT&T
208 So. Akard St.
Room 3000-17
Dallas, Texas 75202

Re: Stockholder revised proposal for 2009 AT&T Annual Meeting

Dear Mr. Wilson:

This letter is is a follow up to previous letters.

First, is to ascertain the status of my request to revise my proposal for the upcoming Stock Holdeers Annual 2009 meeting and addition to the proxi vote form.. Has this request been approved?

Secondly, has approval been granted for me to appear at the 2009 AT&T Stock Holdeers meeting to present this recommendation?

Pease feel free and call me at the above telephone number.

Thank you for taking time to review this request. I look forward to a favorable reply and attending the 2009 meeting to speak on this proposal.

Sincerely,

Terrence Knox
AT&T Stockholder

Cc: file/terry/AT&T pension proposal

END